August 28, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Office Properties Inc.
Form 40-F for the year ended December 31, 2012
Filed on March 28, 2013
File No. 001-14916

Dear Ms. Barberich:

Thank you for your letter dated August 19, 2013 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (the “Company”), I am replying to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Company.

The Company responds to your comments (which we have repeated below) as follows:

Form 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Selected Financial Highlights

1.	We have considered your response to comment 2 of our letter dated July 11, 2013. We understand that these properties are all part of the portfolio that you manage; however, we continue to believe that these tables of information should highlight the differences in your control of these properties. In future Exchange Act filings please provide subheadings within the tables in order to present the consolidated properties separately from the properties held through participating loan interests and accounted for under the equity method.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s annual report for the year ended December 31, 2013, will provide subheadings within the portfolio data, lease maturities and key valuation metrics tables in order to present the consolidated properties separately from the properties held through participating loan interests and accounted for under the equity method.

Commercial Developments, page 24

2.	We note your response to comment 5 of our letter dated July 11, 2013. We continue to believe that, for completed developments, you should disclose costs per square foot, including clarifying whether leasing costs are included. Please revise your disclosure accordingly in future Exchange Act reports.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s annual report for the year ended December 31, 2013, will disclose costs per square foot for completed developments, including clarifying whether leasing costs are included.

Commercial Property Operations, page 41

3.	We have considered your response to comment 7 of our letter dated July 11, 2013. Since commercial property net operating income does not have any standardized meaning prescribed by IFRS, please also include, within your discussion of non-IFRS measures in future filings, a clear quantitative reconciliation from commercial property net operating income to the most directly comparable measure calculated in accordance with IFRS and presented in your financial statements.

Response

In future filings, beginning with the Company’s annual report for the year ended December 31, 2013, the Company will include a quantitative reconciliation from commercial property net operating income to the most directly comparable measure, which is net income, calculated in accordance with IFRS and presented in the Company’s financial statements within the Company’s discussion of non-IFRS measures.

Commercial Property Net Operating Income, page 42

4.	We note your response to comment 9 of our letter dated June 26, 2013. In future Exchange Act reports, please revise to clarify what you mean by operating costs specifically identified as non-recoverable under certain leases.

Response

In future filings, beginning with the Company’s annual report for the year ended December 31, 2013, the Company will clarify what is meant by operating costs specifically identified as non-recoverable under certain leases.

Lease Roll-Over Risk, page 52

5.	We note your response to comment 12 of our letter dated June 26, 2013. We continue to believe that you should provide the tenant improvements and leasing costs related to leasing activity on a per square foot basis for new and renewed leases as well as the per square foot rental rates for new and renewed leases. Please revise your disclosure accordingly in future Exchange Act reports or advise us specifically how the information provided on page 44 is sufficient to assess this information.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s annual report for the year ended December 31, 2013, will provide tenant improvements and leasing costs related to leasing activity on a per square foot basis for new and renewed leases as well as the per square foot rental rates for new and renewed leases.

***

The Company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

“Bryan K. Davis”

Bryan K. Davis